                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No.   12    )
                                       ---------

                              Amax Gold Inc.
---------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 02312010
         --------------------------------------------------------
                              (CUSIP Number)

                              Philip C. Wolf
                          Senior Vice President,
                       General Counsel and Secretary
                       Cyprus Amax Minerals Company
                         9100 East Mineral Circle
                        Englewood, Colorado  80112
                              (303) 643-5000
--------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 12, 1996
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                            Page 1 of 10 Pages

CUSIP No.  02312010                                 Page 2 of 10 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Minerals Company                           36-2684040

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00; WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    33,669,617  See Item 5.

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    33,669,617  See Item 5.

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     64,983,326  See Items 4 and 5.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 58.0%, based upon 99,290,633 shares of Common Stock outstanding at November 13, 1996 and giving effect to the issuance of 12,099,213 shares and 751,458 shares of Common Stock as described in Item 4.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 3 of 10 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Energy Inc.                                       06-1324916

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 31.5%, based upon 99,290,633 shares of Common Stock outstanding at November 13, 1996.

14   TYPE OF REPORTING PERSON*

     CO

          The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

          The last paragraph in Item 4 is amended and restated in its entirety to read as follows:

          The number of shares of Common Stock beneficially owned by Cyprus Amax pursuant to the Fort Knox financing arrangement described above cannot be determined until such times as Cyprus Amax elects to receive payment of fees, interest and amounts borrowed and will depend on the average closing price per share for the five-day period prior to such elections. As of October 31, 1996, obligations due Cyprus Amax from the Issuer under the financing arrangement included $95 million of principal and $2,431,840 of interest due under the Demand Loan Facility, approximately $2,739,927 in Interest Differential payments and the Financing and Guaranty Fee of $10 million. On November 1, 1996, Cyprus Amax elected to receive payment for accrued interest on the Demand Loan Facility, Interest Differential payments and the Financing and Guaranty Fee, an aggregate of $15,171,767, in shares of Common Stock. On November 12, 1996, the Issuer issued 2,771,098 shares of Common Stock, based on an average closing price per share for the five-day period prior to November 1, 1996 of $5.48, to Cyprus Amax.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          The first and second paragraphs added by Amendment No. 5 to
Schedule 13D to Item 5 are amended and restated in their entirety as follows:

          (a), (b), (d) Amax Energy Inc. holds 31,313,709 shares of Common Stock of the Issuer, representing approximately 31.5% of the outstanding shares of Common Stock of the Issuer (based on 99,290,633 shares of Common Stock outstanding as of November 13, 1996).

                          Page 4 of 10 pages
          (a) Cyprus Amax beneficially owns 64,983,326 shares of Common Stock of the Issuer (including the right to acquire 12,099,213 shares under the terms of the DOCLOC I Agreement and 751,458 shares under the Stock Issuance Agreement), representing approximately 58.0% of the outstanding shares of Common Stock of Issuer (after giving effect to the issuance of the aforementioned 12,099,213 shares and 751,458 shares to Cyprus Amax and based on the 99,290,633 shares of Common Stock outstanding as of November 13, 1996).

          The second paragraph of Item 5 of the original Schedule 13D is amended and restated in its entirety as follows:

          (a) Amax Energy Inc. is a wholly owned subsidiary of Cyprus Amax. As a result, each of them beneficially owns the 31,313,709 shares of Common Stock of the Issuer held of record by Amax Energy Inc., representing approximately 31.5% of the outstanding shares of Common Stock of the Issuer (based on 99,290,633 shares of Common Stock outstanding as of November 13, 1996).

          Item 5 is further amended by the addition of the following:

          (a), (c) On October 31, 1996, Allen Born, Gerald J. Malys and Rockwell A. Schnabel each acquired 186 shares of phantom stock of the Issuer, each at $5.375 per share, through the Issuer's Non-Employee Director Deferred Compensation Plan. To the best of the knowledge of the reporting persons, there have been no other transactions in the Common Stock during the past 60 days by Cyprus Amax, Amax Energy Inc., or the persons listed on Schedule I hereto.


                          Page 5 of 10 pages
                               SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.

                              CYPRUS AMAX MINERALS COMPANY


                              By:   JOHN TARABA
                                   -----------------------------------
                                   Name:     John Taraba
                                   Title:    Vice President and
                                             Controller


                              AMAX ENERGY INC.


                              By:   JOHN TARABA
                                   -----------------------------------
                                   Name:     John Taraba
                                   Title:    Vice President and
                                             Controller

Dated:  November 20, 1996

                          Page 6 of 10 pages
                              SCHEDULE I

          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
         DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY

Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Milton H. Ward                                    Chairman of the Board,
9100 East Mineral Circle                          Chief Executive Officer
Englewood, Colorado  80112                        and President

Allen Born                                        Chairman and Chief Executive Officer
Alumax Inc.
5655 Peachtree Parkway
Norcross, Georgia  30092-2812

Linda G. Alvarado                                 President and Chief Executive Officer
Alvarado Construction Inc.
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204

George S. Ansell                                  President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette                             Senior Vice President and Chief
Texaco Inc.                                       Financial Officer
2000 Westchester Avenue
White Plains, New York  10650

Thomas V. Falkie                                  President and Chief Executive Officer
Berwind Natural Resources Corporation
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                                 Independent Businessman
1336 Plaza de Sonadores
Montecito, CA  93108

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 7 of 10 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
Rockwell A. Schnabel                              Chairman
Trident Capital, L.P.
11100 Santa Monica Boulevard
Suite 2020
Los Angeles, California  90025

James A. Todd, Jr.                                Retired Chairman and Chief Executive
1250 Stonegate Liberty Park                       Officer of Birmingham Steel Corporation
Birmingham, Alabama  35242

Billie B. Turner                                  Retired Chairman, President and Chief
IMC Global                                        Executive Officer
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                                  President
Diversified Publishing Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.                          Independent Businessman
613 Twin Pine Road
Pittsburgh, Pennsylvania  15215

Theodore M. Solso                                 President and Chief Operating Officer
Cummins Engine Company, Inc.
500 Jackson Street
Columbia, Indiana  47201

John Hoyt Stookey                                 Chairman
Suburban Propane Partners
c/o Landmark Volunteers
749A Main Street
Box 455, Route 7
Sheffield, Massachusetts  01257

Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                                Senior Vice President, Coal
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Jeffrey G. Clevenger                              Senior Vice President, Copper
1501 W. Fountainhead Pkwy., Suite 290
Tempe, Arizona  85282

                          Page 8 of 10 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
David H. Watkins                                  Senior Vice President, Exploration
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary
Englewood, Colorado  80112-3299

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer
Englewood, Colorado  80112-3299

John Taraba                                       Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance and Assistant
9100 East Mineral Circle                          Treasurer
Englewood, Colorado  80112-3299

J. David Flemming                                 Director, Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                                  Vice President, Engineering and
1501 W. Fountainhead Pkwy, Suite 290              Development
Tempe, Arizona  85282

Dale E. Huffman                                   Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                          Page 9 of 10 pages
             NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
             EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.


Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of
Englewood, Colorado  80112-3299                   Cyprus Amax Minerals Company

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

John Taraba                                       Vice President and Controller of
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                                 Director, Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J Fetherhuff                               Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 10 of 10 pages